# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MultiSensor AI Holdings, Inc., CIK 0001863990
CUSIP: 456948108
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2105 WEST CARDINAL DRIVE, BEAUMONT, Texas (TX), 77705
Date of event which requires filing of this statement: 04/25/2025
Amends the filing with accession number 0000921895-24-002169
Filed by CIK 0001873893
Persons authorized to receive notices and communications: Michael Braner, 325 Capital LLC, 757 Third Avenue, 20th Floor, New York, New York (NY), 10017, 646-774-2904; Kenneth A. Schlesinger, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- 325 Capital Master Fund LP (CIK 0001972759): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 1,481,868; sole dispositive power 0; shared dispositive power 1,481,868; aggregate amount beneficially owned 1,481,868 (4.4% of the class)
- 325 Capital GP, LLC (CIK 0001972758): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,481,868; sole dispositive power 0; shared dispositive power 1,481,868; aggregate amount beneficially owned 1,481,868 (4.4% of the class)
- 325 CAPITAL LLC (CIK 0001873893): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 9,408,636; sole dispositive power 0; shared dispositive power 9,408,636; aggregate amount beneficially owned 9,408,636 (28.2% of the class)
- Braner Michael David (CIK 0001908015): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 9,408,636; sole dispositive power 0; shared dispositive power 9,408,636; aggregate amount beneficially owned 9,408,636 (28.2% of the class)
- FRIEDBERG DANIEL M. (CIK 0001448795): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 9,408,636; sole dispositive power 0; shared dispositive power 9,408,636; aggregate amount beneficially owned 9,408,636 (28.2% of the class)
- Shrivastava Anil K (CIK 0001908019): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 9,408,636; sole dispositive power 0; shared dispositive power 9,408,636; aggregate amount beneficially owned 9,408,636 (28.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: MultiSensor AI Holdings, Inc.
Address of issuer's principal executive offices: 2105 WEST CARDINAL DRIVE, BEAUMONT, Texas (TX), 77705

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Reporting Persons acquired 9,383,969 of the Shares reported owned herein pursuant to the Purchase Agreement (as defined in the Schedule 13D) in connection with the Private Placement (as defined in the Schedule 13D) and upon the exercise of the Pre-Funded Warrants acquired pursuant to the Purchase Agreement in connection with the Private Placement. As of the date hereof, the Reporting Persons are deemed to beneficially own the Shares as detailed in Item 5.

The aggregate purchase price of the 438,247 Shares acquired by 325 Master Fund pursuant to the Purchase Agreement is approximately $701,195 and the aggregate purchase price of the 1,043,621 Shares acquired by 325 Master Fund upon the exercise of the Pre-Funded Warrants held by it is approximately $1,669,794 (inclusive of the price of the Pre-Funded Warrants and exclusive of brokerage commissions and other costs of execution). The aggregate purchase price of the 2,334,314 Shares acquired by the SMAs pursuant to the Purchase Agreement is approximately $3,734,902 and the aggregate purchase price of the 5,558,818 Shares acquired by the SMAs upon the exercise of the Pre-Funded Warrants held by them is approximately $8,894,109 (inclusive of the price of the Pre-Funded Warrants and exclusive of brokerage commissions and other costs of execution).

The source of funding for the transactions pursuant to which the Reporting Persons obtained ownership of the Shares referenced above was derived from the working capital of 325 Master Fund and the SMAs (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

33,636 of the Shares reported owned herein were granted to Mr. Friedberg in connection with his service as a director of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

As of the close of business on May 1, 2025, the Reporting Persons beneficially owned an aggregate of 9,408,636 Shares, which represents approximately 28.2% of the outstanding Shares, based upon 33,337,581 Shares outstanding as of April 15, 2025, as reported in the Issuer's Definitive Proxy Statement on Schedule 14A filed with the SEC on April 25, 2025.

The aggregate beneficial ownership reflected in the remainder of this Item 5, and in the cover pages, reflect beneficial ownership as of the close of business on May 1, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 9,408,636
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 9,408,636

The power to vote or to direct the vote or to dispose or direct the disposition of the Shares reported herein is shared among the Reporting Persons, including the 7,893,132 Shares held in the SMAs and the 33,636 Shares granted to Mr. Friedberg in connection with his service as a director of the Issuer.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

Other than as set forth in Item 6 below, the Reporting Persons have not entered into any transactions in the Shares during the past sixty days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

325 and the Issuer have executed a waiver (the "Waiver") with respect to the Purchase Agreement (as defined in the Schedule 13D). Pursuant to the Waiver, to the extent any equity awards ("Director Equity") are issued to Mr. Friedberg in connection with his service as a director of the Issuer, the acquisition of beneficial ownership by 325 and any of its affiliates of such Director Equity pursuant to the Director Agreement (as defined below) shall not contribute or be counted towards the 35% percent thresholds set forth in Section 4.5, Section 4.21 and Section 4.22 of the Purchase Agreement.

Mr. Friedberg and 325 have entered into an agreement (the "Director Agreement") with respect to any Director Equity awarded to him in his capacity as a director of the Issuer. Pursuant to the Director Agreement, any Director Equity awarded to Mr. Friedberg in his capacity as a director of the Issuer will be held by Mr. Friedberg on behalf of 325 or its affiliates, transferred by Mr. Friedberg to 325 or its affiliates, and/or sold by Mr. Friedberg, with the proceeds of such sale to be remitted to 325 or its affiliates, in each case as directed by 325.

On April 28, 2025, Mr. Friedberg was granted 24,667 fully vested restricted stock units in connection with his service as a director of the Issuer, each representing the right to receive one Share.

## Signatures
- 325 Capital Master Fund LP: /s/ Michael Braner, Michael Braner, Managing Member (05/01/2025)
- 325 Capital GP, LLC: /s/ Michael Braner, Michael Braner, Managing Member (05/01/2025)
- 325 CAPITAL LLC: /s/ Michael Braner, Michael Braner, Managing Member (05/01/2025)
- Braner Michael David: /s/ Michael Braner, Michael Braner (05/01/2025)
- FRIEDBERG DANIEL M.: /s/ Daniel Friedberg, Daniel Friedberg (05/01/2025)
- Shrivastava Anil K: /s/ Anil Shrivastava, Anil Shrivastava (05/01/2025)